Exhibit 99.2

May 31, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for its Q1 2015 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for June 1, 2015 at 17:00 (Israel time), following the publication of the Company’s financial reports as of March 31, 2015 (the “Financial Reports”).

Pages 4, 5, 7, 8, 10, 12, and 13 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 14 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit-Globe - Conference Call Presentation | Q1 2015 Financial Results June 1, 2015 URBANIZATION, QUALITY, GROWTH

LOC
ATION
LOC
ATION
LOC
ATION
Disclaimer
This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues.  Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items.  Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources.  All statements other than statements of historical facts are forward-
looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could",
"estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.
Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends.  Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.  Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct.  Forward-looking statements are based on current expectations and are not guarantees of future performance.
Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration
Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S.
Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.”
All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements.  Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.
The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

LOC ATION LOC ATION LOC ATION 3 Roni Soffer President

Number of shopping centres[1)]
20
Norway
21
Finland
10
Sweden
3
Estonia
1
Denmark

Pre-transaction (GAV)

Baltics & Denmark 10%
Finland 51%
Sweden 39%[1)]

Pro forma (GAV)

Baltics & Denmark 7%
Finland 35%
Norway 31%
Sweden[1)] 27%

Only Pan-Nordic listed retail pure-play

Larger footprint across the region providing access to tenant and cost synergies

[1)] Including Kista Galleria 100%

LOC
ATION
LOC
ATION
LOC
ATION

The Transaction Completes Full Exposure to the
Fast Growing Nordic Region
(Total assets post transaction will be approx. EUR 4.9 billion and the GLA will be approx. 1.43 million)

Population growth (2015-2030E)

Norway 13.4%
Sweden 10.3%
UK 9.4%
France 6.6%
Denmark 6.1%
Belgium 4.3%
Austria 4.2%
Finland 3.5%
Switzerland 2.4%
Spain 2.2%
Greece (-1.4%)

Population growth (2015-2030E)

Oslo 20.3%
Stockholm 18.3%
Copenhagen 14.7%
Helsinki 1) 13.1%
London 11.2%
Amsterdam 11.2%
Paris 8.9%
Madrid 8.2%
Warsaw 4.0%
Rome 3.3%
Berlin 2.7%

- Norway's population expected to grow to 5.8 million by 2030
- Immigration accounts for a large part of Norway's population growth. Largest immigrant groups are from Sweden and Poland

Source: IHS, United Nations, Statistics Finland

1) Helsinki Metropolitan area (Helsinki, Espoo, Vantaa)

LOC ATION LOC ATION LOC ATION 5 Norway is the Fastest Growing Country in Europe, with Oslo as the Fastest Growing City

LOC
ATION
LOC
ATION
LOC
ATION
FFO Per Share FFO
NIS millions NIS
NOI Rental Income
NIS millions NIS millions
Operational Parameters
Q1/2014 Q1/2015
Average currencies
against NIS
817
1,028
Q1 2014 Q1 2015
1,227
1,527
Q1 2014 Q1 2015
151
160
Q1 2014 Q1 2015
0.86
0.90
Q1 2014 Q1 2015
26%
24%
6%
5%
12.8%
0.4%
(7.2%)

LOC
ATION
LOC
ATION
LOC
ATION

(*)  Excluding foreign exchange fluctuation.
Resilient Assets with Stable Occupancy
Q1 2015 Same Property NOI Growth (*)
Strong
Tenant
Mix
Supermarkets
and necessity-
driven retailers
Organic Growth
Regional Breakdown
Regional Breakdown Total
2.8%
4.6%
2.4%
-12.8%
USA Canada North Europe Central and
Eastern
Europe
-0.9%
Total
95.3%
95.6%
Total
Q1/2014 Q1/2015
94.0%
95.3% 95.5%
97.4%
95.2%
95.6% 95.9%
96.7%
USA Canada North Europe Central and
Eastern Europe

LOC
ATION
LOC
ATION
LOC
ATION

NIS million 1-3/2015
New properties acquisition
344
Development & redevelopment
517
Total 861
Disposals and recycle of capital 665
Total Investments based on full consolidation
External Growth
Q/1 2015 Investment
Q1/2015 Disposals
10%
43%
17%
30%
34%
16%
13%
2%
35%
Canada
Europe
USA
Israel
Brazil

LOC ATION LOC ATION LOC ATION Gil Kotler Senior Executive VP & Chief Financial Officer

LOC
ATION
LOC
ATION
LOC
ATION

NOI Proforma (*)
(*) Proportionate consolidation, following acquisition of Sektor
NOI  Q1.2015
NOI Proforma
NOI Europe Q1.2015
NOI Europe Proforma
U.S.A.
22%
Canada
27%
Europe
42%
Israel
7%
BRAZIL
2%
U.S.A.
20%
Canada
26%
Europe
46%
Israel
6%
BRAZIL
2%
Finland 9%
Sweden 5%
Baltic and other
3%
Germany 1%
Czech Republic
4%
Poland 12%
Russia 5%
Hungary 1%
Romania 1%
Slovakia 1%
Finland 8%
Sweden 5%
Baltic and other
2%
Germany 1%
Czech Republic
4%
Poland 12%
Russia 4%
Hungary 1%
Romania 1%
Slovakia 1%
Norway 7%

LOC
ATION
LOC
ATION
LOC
ATION

Financial Results for Q1 2015
3 months ended March 31
(in NIS million except per share data)
Change %
Property rental income
1,527 1,227 24%
NOI
1,028 817 26%
NOI margin
67.3% 66.6% -
FFO
160 151 6%
FFO per share (NIS)
0.90 0.86 5%
The number of shares used in calculating the diluted FFO per share (mm)
178.5 176.0 1%
Cash flow from operating activities
175 187
-
Fair value gain on investment property
107 25
-
Net income attributable to equity holders of the company
376 157
-
Diluted net income per share attributable to equity holders of the Company (NIS)
2.10 0.89
-
2014
2015

Liquidity Leverage
Bonds
NIS Billions
NIS 3.2 bn at
the company
and its private
subsidiaries
Liquidity and Financial Strength
NIS Billions
NIS Billions
Other
consolidated
Subsidiaries
Equity
16.1%
(6.2%)
74.2% of
investment
property
Access to Capital Markets
Unencumbered Pool of Assets

March 31, 2014
March 31, 2015
55.5%
49.3%
March 31, 2014
March 31, 2015
0.8
1.1
51.7
LOC
ATION
LOC
ATION
LOC
ATION
3.6
3.2
7.6
9.8
March 31, 2015
11.2
13.0

LOC
ATION
LOC
ATION
LOC
ATION

(NIS million)
Change in fair value (pre-tax, Consolidated)
Fair Value of Investment Property
3 months ended March 31
2015 2014
128 8
(1) (20)
(14) 44
(2) (3)
(4) (4)
107 25
(76) -

LOC
ATION
LOC
ATION
LOC
ATION

Balance Sheet Highlights
As of March 31
(in NIS million except per share data)
2015 2014
Total Assets 78,856 67,796
Investment Properties & Development 69,373 56,549
Interest Bearing Liabilities
40,564 38,281
Total Equity 29,422 22,102
Shareholder’s Equity 7,842 7,789
Shareholder’s Equity Per Share 44.0 44.3
EPRA NAV per share
59.1
56.8
Net Debt to Total Assets 49.3% 55.5%
Average Nominal Interest Rate for the Period
3.5%
4.3%

LOC
ATION
LOC
ATION
LOC
ATION

Well Staggered Debt Maturities ( * )
NIS Millions
(*) “Expanded Stand Alone Basis”, As of March 31, 2015
Debt Breakdown
Debenture Maturity Schedule
955
976

1,383
1,517
1,184
994

1,011
1,567
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 and
After
85%
10%
5%
Debentures
Revolving lines of credit
Mortgages
NIS
14.4bn

LOC
ATION
LOC
ATION
LOC
ATION
Long-Term Value Creation
Consistent & Growing Dividends for 16 Years
CAGR 10.2%
A quarterly cash dividend of NIS 0.46 per share will be paid on July 6, 2015 to shareholders of record as of June 22, 2015
0.39
0.47
0.57
0.64
0.71
0.76
0.89
1.00
1.08
1.24
1.42
1.48
1.56
1.60
1.72
1.80
1.84
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
2.00
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 E
16

LOC ATION LOC ATION LOC ATION 17 For more information: +972 3 694 8000 / +1 212 600 2930 E-mail: IR@gazitgroup.com